UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                     .

NEWS RELEASE

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX REPORTS Q4 RESULTS AND COMPLETES THE YEAR IN A STRONG FINANCIAL POSITION
January 28, 2009
For the fourth quarter of 2008, Methanex reported Adjusted EBITDA1 of negative $12.4 million after recording a $33 million pre-tax charge to write-down inventories to net realizable value and a net loss of $3.1 million ($0.03 per share on a diluted basis). Also included in earnings in the fourth quarter is the benefit of a reduction of $27 million to future tax liabilities related to a resolution of a tax position. For the year ended December 31, 2008, Methanex reported Adjusted EBITDA1 of $334.0 million and net income of $172.3 million ($1.82 per share on a diluted basis).
Bruce Aitken, President and CEO of Methanex commented, “The slowdown in the global economy led to a significant decline in methanol demand in the fourth quarter. This resulted in lower sales volumes and a sharp drop in methanol prices which triggered a write-down in the value of our inventories. These factors contributed to significantly lower earnings in the fourth quarter.”
Mr. Aitken added, “However, with the slowdown in demand, supply has also reacted quickly. Many plants, particularly in China, are either operating at lower rates or have shut down and this has provided some stability to pricing. Overall demand remains constrained and we expect that any recovery in demand is dependant on a more positive global economic outlook.”
Mr. Aitken concluded, “Despite reporting losses in the fourth quarter, we generated $51 million in cash flow from operations during the quarter and we continue to be in a strong financial position to endure the current weak economic environment. With US$328 million of cash on hand at the end of the quarter, a strong balance sheet, no near term refinancing requirements and a US$250 million undrawn credit facility, we believe we are well positioned to meet our financial commitments through this period of uncertainty and continue to invest to grow the Company.”
A conference call is scheduled for Thursday, January 29, 2009 at 10:30 am EST (7:30 am PST) to review these fourth quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-7132, or toll free at (888) 205-4499. The passcode for the call is 45654. A playback version of the conference call will be available for fourteen days at (877) 653-0545. The reservation number for the playback version is 668310. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING STATEMENTS
This Fourth Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of our new methanol joint venture project in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and this Fourth Quarter 2008 Management’s Discussion and Analysis. In addition to the foregoing risk factors, the current global financial crisis and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Fourth Quarter 2008 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

	Share Information	Investor Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1

E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
At January 28, 2009 the Company had 92,031,392 common shares issued and outstanding and stock options exercisable for 1,606,743 additional common shares.	Transfer Agents & Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825
FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Fourth Quarter 2008 Management’s Discussion and Analysis dated January 28, 2009 should be read in conjunction with the 2007 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2007 Annual Report. The Methanex 2007 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions, except where noted)	2008	2008	2007	2008	2007

Sales volumes (thousands of tonnes)
Produced methanol	829	946	997	3,363	4,569
Purchased methanol	435	429	421	2,074	1,453
Commission sales [1]	134	172	195	617	590

Total sales volumes	1,398	1,547	1,613	6,054	6,612
Methanex average non-discounted posted price ($ per tonne) [2]	388	499	637	526	451
Average realized price ($ per tonne) [3]	321	413	514	424	375
Adjusted EBITDA [4]	(12.4)	140.4	270.3	334.0	652.3
Cash flows from operating activities	51.1	129.1	79.9	325.1	527.3
Cash flows from operating activities before working capital 4 5	(33.2)	104.9	187.8	242.5	493.9
Operating income (loss) [4]	(38.8)	109.2	241.3	226.8	539.9
Net income (loss)	(3.1)	70.9	171.7	172.3	375.7
Basic net income (loss) per common share	(0.03)	0.76	1.74	1.82	3.69
Diluted net income (loss) per common share	(0.03)	0.75	1.72	1.82	3.68
Common share information (millions of shares):
Weighted average number of common shares	92.6	93.9	98.9	94.5	101.7
Diluted weighted average number of common shares	92.7	94.3	99.6	94.9	102.1
Number of common shares outstanding, end of period	92.0	93.4	98.3	92.0	98.3

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure. Included in Adjusted EBITDA for the fourth quarter of 2008 is a pre-tax charge of $33 million to write-down inventory to estimated net realizable value at December 31, 2008.

[5]	Represents cash flows from operating activities before changes in non-cash working capital.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Annual	2008	2007	Q4 2008	Q3 2008	Q4 2007
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production
Chile I, II, III and IV	3,840	1,088	1,841	272	246	288
Titan	850	871	861	225	200	220
Atlas (63.1% interest)	1,073	1,134	982	269	284	278
New Zealand[1]	1,430	570	435	200	126	75

	7,193	3,663	4,119	966	856	861

[1]	In early October 2008, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we shutdown our 530,000 tonne Waitara Valley facility.
Chile
Our methanol facilities in Chile produced 272,000 tonnes during the fourth quarter of 2008 compared with 246,000 tonnes during the third quarter of 2008. We have natural gas supply contracts for approximately 60% of our requirements for our production facilities in Chile with suppliers in Argentina with the remaining natural gas supply coming from suppliers in Chile. Since June 2007, the government of Argentina has curtailed all natural gas exports to our plants and we do not expect to receive natural gas supply from Argentina. We currently source natural gas for our methanol facilities in Chile primarily from Empresa Nacional del Petroleo (ENAP), the Chilean state-owned energy company, and from GeoPark Chile Limited (GeoPark).
We believe the solution to the issue of natural gas supply for our Chile operations is to source more natural gas from suppliers in Chile. On May 5, 2008, we announced that we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and supply natural gas to our production facilities in Chile. Under the arrangement, we expect to contribute approximately $100 million in capital, over a two to three year period to fund a 50% participation in the block. The arrangement is subject to approval by the government of Chile which is expected in the first half of 2009. We have invested $42 million in the Dorado Riquelme block to date, of which approximately $33 million has been placed in escrow until final approval is received and approximately $9 million has been paid to fund development and exploration activities. We have been receiving some natural gas deliveries from the Dorado Riquelme block since May 2008. Also, in late 2007, we signed a natural gas prepayment agreement with GeoPark under which we agreed to provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell block in southern Chile. Under the arrangement, GeoPark will also provide us with natural gas supply sourced from the Fell block under a 10-year exclusive supply agreement. GeoPark continues to increase its deliveries of natural gas to our plants and during the fourth quarter of 2008 approximately 25% of total production at our Chile facilities was produced with natural gas from the Fell block.
We continue to pursue other investment opportunities to help accelerate natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign natural gas exploration areas that lie close to our production facilities and announced the participation of five international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have commenced. On July 16, 2008, we announced that under the international bidding round, the government of Chile awarded the Otway hydrocarbon exploration block in southern Chile to a consortium that includes Wintershall, GeoPark, and ourselves. Wintershall and GeoPark each own a 42% interest in the consortium and we own a 16% interest. Exploration work is expected to commence by the end of this year. The minimum exploration investment committed in the block by the consortium for the first phase is US$11 million over the next three years.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

Trinidad
Our methanol facilities in Trinidad represent over 2.0 million tonnes of low cost annual capacity. These methanol facilities continue to operate well and operated at or above design capacity during the fourth quarter of 2008. Our methanol facilities in Trinidad produced a total of 494,000 tonnes during the fourth quarter of 2008 compared with 484,000 tonnes during the third quarter of 2008.
New Zealand
Our New Zealand facilities produced 200,000 tonnes during the fourth quarter of 2008 compared with 126,000 tonnes during third quarter of 2008.
In early October, we restarted one of our two idled 900,000 tonne per year facilities at our Motunui site in New Zealand and we shut down our smaller scale 530,000 tonne Waitara Valley facility. We have the flexibility to operate the Motunui plant or the Waitara Valley plant or both depending on methanol supply and demand dynamics and the availability of natural gas on commercially acceptable terms.
EARNINGS ANALYSIS
We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different. We discuss changes in average realized price, sales volumes and total cash costs related to our produced methanol sales whereas we discuss purchased methanol on a net margin basis.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the fourth quarter of 2008, we recorded Adjusted EBITDA of negative $12.4 million after recording a $33 million pre-tax charge to write-down inventories to net realizable value and a net loss of $3.1 million ($0.03 per share on a diluted basis). Also included in earnings for the fourth quarter of 2008 is the benefit of a reduction of $27 million to future tax liabilities related to a resolution of a tax position. This compares with Adjusted EBITDA of $140.4 million and net income of $70.9 million ($0.75 per share on a diluted basis) for the third quarter of 2008 and Adjusted EBITDA of $270.3 million and net income of $171.7 million ($1.72 per share on a diluted basis) for the fourth quarter of 2007. For the year ended December 31, 2008, we recorded Adjusted EBITDA of $334.0 million and net income of $172.3 million ($1.82 per share on a diluted basis). This compares with Adjusted EBITDA of $652.3 million and net income of $375.7 million ($3.68 per share on a diluted basis) during the same period in 2007.
During the fourth quarter of 2008, as a result of the major slowdown in the global economy there was a significant reduction in global demand for methanol and an increase in global inventories. This impacted our business through lower sales volumes and lower methanol pricing during the fourth quarter of 2008 and into early 2009. In addition, these factors resulted in a pre-tax charge to earnings of $33 million related to a write-down of our inventory value to estimated net realizable value at December 31, 2008. Refer to our discussion of changes in Adjusted EBITDA below for more details.
Adjusted EBITDA
The increase (decrease) in Adjusted EBITDA resulted from changes in the following:

	Q4 2008	Q4 2008	YTD Q4 2008
	compared with	compared with	compared with
($ millions)	Q3 2008	Q4 2007	YTD Q4 2007
Average realized price	$(74)	$(150)	$118
Sales volumes	(27)	(51)	(210)
Total cash costs[1]	3	12	(73)
Inventory write-down charge	(33)	(33)	(33)
Purchased methanol margin	(22)	(61)	(120)

	$(153)	$(283)	$(318)

[1]
Includes cash costs related to methanol produced at our Chile, Trinidad, and New Zealand facilities as well as consolidated selling, general and administrative expenses and fixed storage and handling costs.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Average realized price

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ per tonne, except where noted)	2008	2008	2007	2008	2007
Methanex average non-discounted posted price[1]	388	499	637	526	451
Methanex average realized price[2]	321	413	514	424	375
Average discount	17%	17%	19%	19%	17%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[2]
Methanex average realized price disclosed above is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol. For the purposes of our Adjusted EBITDA analysis, we analyze changes in our average realized price for sales of our produced methanol and this price will differ from the Methanex average realized price disclosed above as sales under long-term contracts, where the prices are either fixed or linked to our costs plus a margin, are included as sales of produced methanol.

We entered the fourth quarter of 2008 in a balanced methanol market environment and our average non-discounted posted price for October was approximately $450 per tonne. During the fourth quarter of 2008, there was a major slowdown in the global economy which resulted in a sudden and significant reduction in global methanol demand and an increase in global inventories. As a result, there was a decrease in contract methanol pricing during the fourth quarter of 2008 and our average realized price for the fourth quarter of 2008 was $321 per tonne compared with $413 per tonne for the third quarter of 2008 and $514 per tonne for the fourth quarter of 2007. The change in our average realized price for produced methanol for the fourth quarter of 2008 decreased our Adjusted EBITDA by $74 million compared with the third quarter of 2008 and by $150 million compared with the fourth quarter of 2007.
For the year ended December 31, 2008, our average realized price was $424 per tonne compared with $375 per tonne in 2007. The change in our average realized price for produced methanol for the year ended December 31, 2008 compared with 2007 increased our Adjusted EBITDA by $118 million. For the year ended December 31, 2008, sales under contracts where pricing is fixed or linked to our costs plus a margin represented a higher proportion of our produced methanol sales volumes compared with 2007. As a result, the increase in Adjusted EBITDA as a result of the change in our average realized price for produced methanol is lower than would be determined using the change in the Methanex average realized price disclosed above.
Sales volumes of produced methanol
Sales volumes of produced methanol for the fourth quarter of 2008 were lower by 117,000 tonnes compared with the third quarter of 2008 and this decreased Adjusted EBITDA by $27 million.
Sales volumes of produced methanol for the fourth quarter of 2008 and year ended December 31, 2008 were lower by 168,000 tonnes and 1,206,000 tonnes, respectively, compared with the same periods in 2007 primarily as a result of lower production at our Chile facilities and timing of inventory flows during 2008. Lower sales volumes for these periods decreased Adjusted EBITDA by $51 million and $210 million, respectively.
Total cash costs
Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre- determined prices at the time of production. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs will depend heavily on the timing of inventory flows.
Total cash costs for the fourth quarter of 2008 were lower than in the third quarter of 2008 by $3 million. The change in cash costs was a result of lower natural gas costs for produced methanol, lower ocean freight costs as a result of lower fuel costs, and a decrease to our global site restoration provision which we review on an annual basis. As a result of decreases in our share price, we recorded a recovery of stock-based compensation expense during the third quarter of 2008 and fourth quarter of 2008. The recovery of stock-based compensation was higher in the third quarter of 2008 compared with the fourth quarter of 2008. This change partially offset the lower cash costs described above.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Total cash costs for the fourth quarter of 2008 were lower than in the fourth quarter of 2007 by $12 million. The change in cash costs was a result of lower stock-based compensation expense as a result of changes in our share price, lower ocean freight as a result of lower fuel costs, lower insurance and other fixed costs at our Chile facilities, and the decrease to our global site restoration provision. Partially offsetting these lower cash costs during the fourth quarter of 2008 compared with the fourth quarter of 2007 were higher natural gas costs as a result of timing of inventory flows and increased sales of New Zealand production.
Total cash costs for the year ended December 31, 2008 were higher than the same period in 2007 by $73 million. The change in cash costs was primarily a result of higher natural gas costs and other costs for produced methanol as a result of higher methanol pricing in 2008. Other changes in cash costs for the year ended December 31, 2008 compared with 2007 were higher ocean freight and other logistics costs primarily as a result of higher fuel costs which were offset by lower selling, general and administrative expenses as a result of the impact of changes in our share price on stock-based compensation expense.
Inventory write-down charge
We record inventory at lower of cost and estimated net realizable value. The carrying value of our inventory, for both produced methanol as well as methanol we purchase from others, will reflect methanol pricing at the time of production or purchase and this will differ from methanol pricing at period end. Methanol prices fell sharply in late 2008 and early 2009 and we recorded a pre-tax charge to earnings of $33 million to write-down the carrying value of inventory to estimated net realizable value at December 31, 2008.
Margin on sale of purchased methanol
We purchase additional methanol produced by others through long-term and short-term offtake contracts or on the spot market. This provides us with flexibility and certainty in managing our supply chain while continuing to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the fourth quarter of 2007, as a result of reduced production rates at our Chile facilities, we increased our purchasing levels to continue to meet commitments to our customers. As these purchases were made in a period of significantly increasing methanol pricing, we recorded cash margin on sale of purchased methanol of $35 million during the fourth quarter of 2007 and recorded a total cash margin of $39 million for the year ended December 31, 2007. We commenced 2008 in this very high methanol price environment and methanol pricing moderated during first half of 2008 and then sharply decreased at the end of the fourth quarter of 2008 as a result of the slowdown in the global economy. During the fourth quarter of 2008 and year ended December 31, 2008, we recorded negative cash margin on sale of purchased methanol of $26 million and $81 million, respectively.
Depreciation and Amortization
Depreciation and amortization was $26 million for the fourth quarter of 2008 compared with $31 million for the third quarter of 2008. For the fourth quarter of 2008 and the year ended December 31, 2008, depreciation and amortization was $26 million and $107 million, respectively, compared with $29 million and $112 million, respectively, for the same periods in 2007. The decrease in depreciation and amortization for the fourth quarter of 2008 and the year ended December 31, 2008 compared with all periods is primarily due to lower sales volumes of produced methanol which includes depreciation charges.
Interest Expense

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2008	2008	2007	2008	2007
Interest expense before capitalized interest	$14	$13	$13	$53	$48
Less capitalized interest	(5)	(4)	(2)	(15)	(4)

Interest expense	$9	$9	$11	$38	$44

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Interest expense before capitalized interest for the fourth quarter of 2008 was $14 million compared with $13 million for the third quarter of 2008 and $13 million for the fourth quarter of 2007. Interest expense before capitalized interest for the year ended December 31, 2008 was $53 million compared with $48 million for the same period in 2007. In May 2007, we reached financial close and secured limited recourse debt of $530 million for our joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. Interest costs related to this project have been capitalized since that date.
Interest and Other Income

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ millions)	2008	2008	2007	2008	2007
Interest and other income (expense)	$(2)	$1	$3	$11	$27
Interest and other income for the fourth quarter of 2008 was an expense of $2 million compared with income of $1 million for the third quarter of 2008. The decrease in interest and other income during the fourth quarter of 2008 compared with the third quarter of 2008 was primarily due to the impact of changes in foreign exchange gains and losses.
Interest and other income for the fourth quarter of 2008 and year ended December 31, 2008 decreased by $5 million and $16 million, respectively, compared with the same periods in 2007. Interest and other income during 2008 was lower than 2007 due to the impact of lower interest earned on cash balances during 2008 and the impact of changes in foreign exchange gains and losses.
Income Taxes
For the year ended December 31, 2008, the effective tax rate was 13% compared with 28% for 2007. The decrease in the effective tax rate for 2008 compared with 2007 is primarily attributed to the resolution of a tax position during the fourth quarter of 2008 that resulted in a reduction of $27 million to future income tax liabilities.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
SUPPLY/DEMAND FUNDAMENTALS
We entered the fourth quarter with healthy methanol demand and a balanced methanol market environment and our average non-discounted posted price across the major regions was approximately $450 per tonne. During the fourth quarter of 2008, the global financial crisis and weak economic environment led to a major reduction in global demand for most traditional methanol derivatives (which make up approximately three quarters of global methanol demand). While there has been some softness in methanol demand into DME, overall demand into energy related derivatives, including MTBE, have remained relatively stable. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter compared to the third quarter and we estimate total global demand is currently approximately 35 million tonnes measured on an annualized basis. In reaction to this decrease in demand, many high cost methanol plants have been operating at lower rates or have shut down, particularly in China, where we estimate approximately 6 million tonnes of annualized methanol production shut down during the fourth quarter. Net imports into China have increased to displace some of the high cost domestic production that has been shut down. In reaction to this decrease in demand, there was a significant decrease in spot and contract methanol pricing during the fourth quarter and at the beginning of the first quarter of 2009. In January, our average non-discounted price across all of the major regions is approximately $220 per tonne.
Methanex Non-Discounted Regional Posted Prices 1

	Jan	Dec	Nov	Oct
(US$ per tonne)	2009	2008	2008	2008
United States	233	333	466	499
Europe [2]	220	426	426	426
Asia	200	285	385	450

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€159 for Q1 2009 (Q4 2008 — €295) converted to United States dollars.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

The next increments of world scale capacity additions outside of China are two 1.7 million tonne per year plants in Malaysia and Iran. The Malaysian plant is in the process of starting up and we expect product from this plant to be available during the first quarter of 2009. We expect product from the Iranian plant to be available to the market in the first half of 2009.
The global financial crisis and weak economic environment poses significant uncertainty for our business and the future demand for methanol. Methanol demand into traditional derivatives is correlated to industrial production and we believe that methanol demand into traditional derivatives should improve when the macro economic environment improves. Over the past two years, high energy prices have driven demand for methanol into emerging energy applications such as gasoline blending and DME, primarily in China. While demand into these derivatives in China has remained steady during the recent decline in energy prices, we believe demand potential into these emerging energy derivatives will be stronger in a higher energy price environment.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities in the fourth quarter of 2008 were $51 million compared with $80 million for the same period in 2007. The change in cash flows for the fourth quarter of 2008 compared with the fourth quarter of 2007 is primarily a result of lower earnings and the changes in net working capital position. For the fourth quarter of 2008 we had a net working capital inflow of $84 million compared with a net working capital outflow of $108 millon for the fourth quarter of 2007. These changes in net working capital were primarily driven by the impact of changes in methanol pricing and its impact on payables, receivables, and inventory during the period.
For the fourth quarter of 2008, we repurchased 1.4 million common shares at an average price of US$12.39, totaling $17 million, under a normal course issuer bid that expires May 19, 2009 and allows us to repurchase for cancellation up to 7.9 million common shares. For the year ended December 31, 2008, we repurchased a total of 6.5 million common shares at an average price of US$23.04 per share, totaling $150 million, inclusive of 4.3 million common shares repurchased in 2008 under a normal course issuer bid that expired May 16, 2008.
During the fourth quarter of 2008 we paid a quarterly dividend of US$0.155 per share, or $14 million. For the year ended December 31, 2008 we paid total dividends of US$0.605 per share, or $57 million.
We are constructing a 1.3 million tonne per year methanol facility at Damietta on the Mediterranean Sea in Egypt. We expect commercial operations of the methanol facility to begin in early 2010. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will sell 100% of the methanol from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the fourth quarter of 2008, total plant and equipment construction costs related to our project in Egypt were $109 million. EMethanex has limited recourse debt of $530 million. As at December 31, 2008, a total of $321 million of this limited recourse debt was drawn with $68 million being drawn during the fourth quarter of 2008. The total estimated future costs to complete the project over the next two years, excluding financing costs and working capital, are expected to be approximately $320 million. Our 60% share of future equity contributions, excluding financing costs and working capital, over the next two years is estimated to be approximately $90 million and we expect to fund these expenditures from cash generated from operations and cash on hand.
As previously mentioned, we have an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we expect to contribute approximately $100 million in capital, including the $42 million we have invested to date, over the next two to three years and will have a 50% participation in the block. The arrangement is subject to approval by the government of Chile which is expected during the first half of 2009.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to retain financial flexibility. This is particularly important in the current uncertain economic environment. We have excellent financial capacity and flexibility. Our cash balance at December 31, 2008 was $328 million and we have a strong balance sheet, no near term re-financing requirements, and an undrawn $250 million credit facility provided by highly rated financial institutions that expires in mid-2010. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for current operations, is currently estimated to total approximately $100 million for the period to the end of 2011. Of this amount, approximately $40 million relates to costs for major maintenance and turnarounds for our Atlas and Titan facilities in Trinidad scheduled for 2009.
We believe we are well positioned to meet our financial commitments in this time of economic uncertainty and continue to invest to grow the Company.
The credit ratings for our unsecured notes at December 31, 2008 were as follows:

Standard & Poor’s Rating Services	BBB-	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(negative)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
In the short term there is significant uncertainty caused by the global economic slowdown and its impact on our business. The significant slowdown in the global economy that was seen in the fourth quarter of 2008 has persisted into the first quarter of 2009 and it is uncertain how long the current weak economic environment will last or how severe it may become. These global economic conditions materially affect both the supply and demand for methanol and the price at which methanol is sold. The degree to which our business is impacted is dependent upon the duration and severity of these economic conditions.
We do not expect these conditions to materially improve in the first quarter of 2009 and we expect global demand for methanol in the first quarter of 2009 to be similar to levels seen in the fourth quarter of 2008.
We have recently embarked upon a broad corporate cost saving plan. This plan includes reviewing our operating costs and cancelling or postponing almost all discretionary capital spending.
In January 2009, our average non-discounted price across all of the major regions is approximately $220 per tonne. We currently believe that methanol prices should remain relatively stable during the first quarter. However, the methanol price will ultimately depend on industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex continuing to be the leader in the methanol industry and investing to grow the Company.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

CONTROLS AND PROCEDURES
For the three months ended December 31, 2008, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Years Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
($ thousands)	2008	2008	2007	2008	2007
Cash flows from operating activities	$51,147	$129,099	$79,911	$325,053	$527,335
Add (deduct):
Changes in non-cash working capital	(84,377)	(24,183)	107,923	(82,532)	(33,396)
Other cash payments	545	435	11,938	3,101	16,824
Stock-based compensation recovery (expense)	1,155	5,870	(6,755)	(2,811)	(22,410)
Other non-cash items	2,937	(685)	(3,105)	(2,797)	(13,574)
Interest expense	8,675	9,444	10,878	38,439	43,911
Interest and other income	1,823	(615)	(2,583)	(10,626)	(26,862)
Current income taxes	5,697	21,050	72,139	66,148	160,514

Adjusted EBITDA	$(12,398)	$140,415	$270,346	$333,975	$652,342

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2008	2008	2008	2008
Revenue	$408,384	$569,876	$600,025	$735,934
Net income (loss)	(3,063)	70,931	38,945	65,484
Basic net income (loss) per common share	(0.03)	0.76	0.41	0.67
Diluted net income (loss) per common share	(0.03)	0.75	0.41	0.67

	Three Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31
($ thousands, except per share amounts)	2007	2007	2007	2007
Revenue	$731,057	$395,118	$466,414	$673,932
Net income	171,697	23,610	35,654	144,706
Basic net income per common share	1.74	0.24	0.35	1.38
Diluted net income per common share	1.72	0.24	0.35	1.37
NORMAL COURSE ISSUER BID
On May 6, 2008 the Company filed a Notice of Intention to Make a Normal Course Issuer Bid with Toronto Stock Exchange (“TSX”) pursuant to which the Company may repurchase up to 7,909,393 common shares of the Company, representing 10% of the public float of the issued and outstanding common shares of the Company as at May 2, 2008. This normal course issuer bid repurchase program, which is carried out through the facilities of the TSX, commenced on May 20, 2008 and will expire on the earlier of May 19, 2009 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program. Shareholders may obtain a copy of the Notice of Intention without charge by contacting the Corporate Secretary at 604-661-2600.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

FORWARD-LOOKING STATEMENTS
This Fourth Quarter 2008 Management’s Discussion and Analysis contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including the on-time and on-budget completion of our new methanol joint venture project in Egypt, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries, fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of oil, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions on commercially acceptable terms, actions of competitors and suppliers, actions of governments and governmental authorities, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2007 Management’s Discussion & Analysis and this Fourth Quarter 2008 Management’s Discussion and Analysis. In addition to the foregoing risk factors, the current global financial crisis and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Methanex-Produced Methanol
Our production facilities generate the substantial portion of our Adjusted EBITDA, and accordingly, the key drivers of changes in our Adjusted EBITDA for produced methanol are analyzed separately. The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. Changes in Adjusted EBITDA related to our produced methanol include sales of methanol from our facilities in Chile, Trinidad and New Zealand.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in consolidated selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of produced methanol.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volumes is calculated as the difference from period to period in the sales volumes of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne (excluding Argentina natural gas export duties per tonne).

Purchased Methanol
In addition to the methanol we produce, we purchase methanol produced by others under methanol offtake contracts and on the spot market to meet customer requirements and support our marketing efforts (purchased methanol). The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007

Revenue	$408,384	$731,057	$2,314,219	$2,266,521

Cost of sales and operating expenses	387,409	460,711	1,946,871	1,614,179
Inventory write-down (note 3)	33,373	—	33,373	—
Depreciation and amortization	26,366	29,070	107,126	112,428

Operating income (loss) before undernoted items	(38,764)	241,276	226,849	539,914
Interest expense (note 7)	(8,675)	(10,878)	(38,439)	(43,911)
Interest and other income (expense)	(1,823)	2,583	10,626	26,862

Income (loss) before income taxes	(49,262)	232,981	199,036	522,865
Income tax (expense) recovery:
Current	(5,697)	(72,139)	(66,148)	(160,514)
Future	51,896	10,855	39,410	13,316

	46,199	(61,284)	(26,738)	(147,198)

Net income (loss)	$(3,063)	$171,697	$172,298	$375,667

Net income (loss) per common share:
Basic	$(0.03)	$1.74	$1.82	$3.69
Diluted	$(0.03)	$1.72	$1.82	$3.68

Weighted average number of common shares outstanding:
Basic	92,566,393	98,935,669	94,520,945	101,717,341
Diluted	92,682,793	99,616,275	94,913,956	102,129,929

Number of common shares outstanding at period end	92,031,392	98,310,254	92,031,392	98,310,254
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Dec 31	Dec 31
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$328,430	$488,224
Receivables	213,419	401,843
Inventories	177,637	312,143
Prepaid expenses	16,840	20,889

	736,326	1,223,099
Property, plant and equipment (note 4)	1,924,258	1,542,100
Other assets	157,397	104,700

	$2,817,981	$2,869,899

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$235,369	$466,020
Current maturities on long-term debt (note 6)	15,282	15,282
Current maturities on other long-term liabilities	8,048	16,965

	258,699	498,267
Long-term debt (note 6)	772,021	581,987
Other long-term liabilities	97,441	74,431
Future income tax liabilities	299,192	338,602
Non-controlling interest	108,728	41,258
Shareholders’ equity:
Capital stock	427,265	451,640
Contributed surplus	22,669	16,021
Retained earnings	871,984	876,348
Accumulated other comprehensive loss	(40,018)	(8,655)

	1,281,900	1,335,354

	$2,817,981	$2,869,899

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2006	105,800,942	$474,739	$10,346	$724,166	$—	$1,209,251
Net income	—	—	—	375,667	—	375,667
Compensation expense recorded for stock options	—	—	9,343	—	—	9,343
Issue of shares on exercise of stock options	552,175	9,520	—	—	—	9,520
Reclassification of grant date fair value on exercise of stock options	—	3,668	(3,668)	—	—	—
Payments for shares repurchased	(8,042,863)	(36,287)	—	(168,440)	—	(204,727)
Dividend payments	—	—	—	(55,045)	—	(55,045)
Other comprehensive loss	—	—	—	—	(8,655)	(8,655)

Balance, December 31, 2007	98,310,254	451,640	16,021	876,348	(8,655)	1,335,354
Net income	—	—	—	175,361	—	175,361
Compensation expense recorded for stock options	—	—	6,411	—	—	6,411
Issue of shares on exercise of stock options	218,766	3,982	—	—	—	3,982
Reclassification of grant date fair value on exercise of stock options	—	1,392	(1,392)	—	—	—
Payments for shares repurchased	(5,132,878)	(23,641)	—	(109,239)	—	(132,880)
Dividend payments	—	—	—	(42,568)	—	(42,568)
Other comprehensive loss	—	—	—	—	5,111)	(5,111)

Balance, September 30, 2008	93,396,142	433,373	21,040	899,902	(13,766)	1,340,549
Net loss	—	—	—	(3,063)	—	(3,063)
Compensation expense recorded for stock options	—	—	1,814	—	—	1,814
Issue of shares on exercise of stock options	5,250	93	—	—	—	93
Reclassification of grant date fair value on exercise of stock options	—	185	(185)	—	—	-
Payments for shares repurchased	(1,370,000)	(6,386)	—	(10,590)	—	(16,976)
Dividend payments	—	—	—	(14,265)	—	(14,265)
Other comprehensive loss	—	—	—	—	(26,252)	(26,252)

Balance, December 31, 2008	92,031,392	$427,265	$22,669	$871,984	$(40,018)	$1,281,900

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three months ended		Years ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007
Net income (loss)	$(3,063)	$171,697	$172,298	$375,667
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts (note 13)	(35)	79	9	(45)
Change in fair value of interest rate swap contracts (note 13)	(26,217)	(6,534)	(31,372)	(8,610)

	(26,252)	(6,455)	(31,363)	(8,655)

Comprehensive income (loss)	$(29,315)	$165,242	$140,935	$367,012

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(3,063)	$171,697	$172,298	$375,667
Add (deduct) non-cash items:
Depreciation and amortization	26,366	29,070	107,126	112,428
Future income taxes	(51,896)	(10,855)	(39,410)	(13,316)
Stock-based compensation expense	(1,155)	6,755	2,811	22,410
Other	(2,937)	3,105	2,797	13,574
Other cash payments, including stock-based compensation	(545)	(11,938)	(3,101)	(16,824)

Cash flows from operating activities before undernoted	(33,230)	187,834	242,521	493,939
Changes in non-cash working capital (note 11)	84,377	(107,923)	82,532	33,396

	51,147	79,911	325,053	527,335

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(16,976)	(39,955)	(149,856)	(204,727)
Dividend payments	(14,265)	(13,768)	(56,833)	(55,045)
Proceeds from limited recourse debt (note 6)	68,000	35,000	204,000	131,574
Financing costs	—	—	—	(8,725)
Equity contribution by non-controlling interest	18,604	11,601	67,470	32,109
Repayment of limited recourse debt	(7,330)	(7,328)	(15,282)	(14,344)
Proceeds on issue of shares on exercise of stock options	93	5,357	4,075	9,520
Changes in debt service reserve accounts	175	135	(1,820)	1,035
Repayment of other long-term liabilities	(1,340)	(1,384)	(10,454)	(5,153)

	46,961	(10,342)	41,300	(113,756)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(18,654)	(24,165)	(96,956)	(76,239)
Egypt plant under construction	(109,007)	(87,804)	(388,001)	(201,922)
Dorado Riquelme investment (note 15)	(3,453)	—	(41,781)	—
Other assets	(7,045)	(14,610)	(26,307)	(19,788)
Changes in non-cash working capital (note 11)	10,480	12,027	26,898	17,540

	(127,679)	(114,552)	(526,147)	(280,409)

Increase (decrease) in cash and cash equivalents	(29,571)	(44,983)	(159,794)	133,170
Cash and cash equivalents, beginning of period	358,001	533,207	488,224	355,054

Cash and cash equivalents, end of period	$328,430	$488,224	$328,430	$488,224

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$4,834	$5,641	$45,401	$38,454
Income taxes paid, net of amounts refunded	$6,198	$41,176	$78,591	$144,169
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in Note 2 below. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 16. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2007 Annual Report.

2.	Changes in accounting policies and new accounting developments:

On January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 Inventories, Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3031 provides more extensive guidance on the measurement and disclosure of inventory. The adoption of this standard has had no impact on the Company’s measurement of inventory at January 1, 2008. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This new accounting standard, which applies to fiscal years beginning on or after October 1, 2008, replaces Section 3062 Goodwill and Other Intangible Assets. Section 3064 expands on the standards for recognition, measurement and disclosure of intangible assets. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

3.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three months and year ended December 31, 2008 was $375 million (2007 – $417 million) and $1,860 million (2007 – $1,497 million), respectively. At December 31, 2008, the Company recorded a pre-tax charge to earnings of $33.4 million to write-down inventories to the lower of cost and estimated net realizable value.

4.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value

December 31, 2008
Plant and equipment	$2,544,163	$1,299,296	$1,244,867
Egypt plant under construction	615,784	—	615,784
Other	127,731	64,124	63,607

	$3,287,678	$1,363,420	$1,924,258

December 31, 2007
Plant and equipment	$2,450,175	$1,206,730	$1,243,445
Egypt plant under construction	227,783	—	227,783
Other	124,779	53,907	70,872

	$2,802,737	$1,260,637	$1,542,100

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

5.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Dec 31	Dec 31
Consolidated Balance Sheets	2008	2007
Cash and cash equivalents	$35,749	$20,128
Other current assets	59,435	107,993
Property, plant and equipment	249,609	263,942
Other assets	18,149	16,329
Accounts payable and accrued liabilities	19,927	56,495
Long-term debt, including current maturities (note 6)	106,592	119,891
Future income tax liabilities	17,942	16,099

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Income	2008	2007	2008	2007
Revenue	$53,357	$114,324	$286,906	$258,418
Expenses	54,799	80,242	271,493	214,981

Income (loss) before income taxes	(1,442)	34,082	15,413	43,437
Income tax expense	(354)	(5,902)	(4,488)	(9,458)

Net income (loss)	$(1,796)	$28,180	$10,925	$33,979

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
Consolidated Statements of Cash Flows	2008	2007	2008	2007
Cash inflows (outflows) from operating activities	$22,249	$(818)	$44,681	$40,317
Cash outflows from financing activities	(6,842)	(6,881)	(15,852)	(12,997)
Cash outflows from investing activities	(1,921)	(2,521)	(2,977)	(16,380)
6.	Long-term debt:

	Dec 31	Dec 31
	2008	2007
Unsecured notes
8.75% due August 15, 2012	$198,182	$197,776
6.00% due August 15, 2015	148,518	148,340

	346,700	346,116
Atlas limited recourse debt facilities	106,592	119,891
Egypt limited recourse debt facilities	320,574	116,574
Other limited recourse debt facilities	13,437	14,688

	787,303	597,269
Less current maturities	(15,282)	(15,282)

	$772,021	$581,987

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

7.	Interest expense:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007
Interest expense before capitalized interest	$14,083	$13,242	$53,778	$48,104
Less: capitalized interest related to Egypt project	(5,408)	(2,364)	(15,339)	(4,193)

Interest expense	$8,675	$10,878	$38,439	$43,911

In 2007, the Company reached financial close and secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. For the three months and year ended December 31, 2008, interest costs related to this project of $5.4 million and $15.3 million were capitalized, respectively.

8.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007
Denominator for basic net income per common share	92,566,393	98,935,669	94,520,945	101,717,341
Effect of dilutive stock options	116,400	680,606	393,011	412,588

Denominator for diluted net income per common share	92,682,793	99,616,275	94,913,956	102,129,929

9.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at December 31, 2008:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2007	104,450	$7.79	2,920,981	$21.17
Granted	—	—	1,088,068	28.40
Exercised	(21,000)	9.59	(182,766)	19.76
Cancelled	(7,000)	11.60	(77,916)	24.73

Outstanding at September 30, 2008	76,450	$6.95	3,748,367	$23.27
Granted	—	—	—	—
Exercised	—	—	(5,250)	17.85
Cancelled	—	—	—	—

Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

9.	Stock-based compensation (continued):
Information regarding the incentive stock options outstanding at December 31, 2008 is as follows:

	Options Outstanding at			Options Exercisable at
	December 31, 2008			December 31, 2008
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of	Weighted
	Contractual	Options	Average Exercise	Stock Options	Average
Range of Exercise Prices	Life (Years)	Outstanding	Price	Exercisable	Exercise Price
Options denominated in CAD
$3.29 to 9.56	1.6	76,450	$6.95	76,450	$6.95

Options denominated in USD
$6.45 to 11.56	4.0	187,550	$8.57	187,550	$8.57
$17.85 to 22.52	4.0	1,467,650	20.27	984,183	20.01
$23.92 to 28.43	5.7	2,087,917	26.71	323,560	24.95

	4.9	3,743,117	$23.27	1,495,293	$19.65

(ii)	Performance stock options:

As at December 31, 2008, there were 35,000 shares (December 31, 2007 – 50,000 shares) reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2008, compensation expense related to stock options included in cost of sales and operating expenses was $1.8 million (2007 - $2.2 million) and $8.2 million (2007 — $9.3 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	2.5%	4.5%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	32%	31%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USD per share)	$7.52	$7.06

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

9.	Stock-based compensation (continued):
b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2008 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted	Performance
	Units	Share Units	Share Units
Outstanding at December 31, 2007	359,684	14,482	725,262
Granted	35,641	6,000	330,993
Granted in-lieu of dividends	7,681	358	18,136
Redeemed	(3,083)	—	—
Cancelled	—	—	(30,500)

Outstanding at September 30, 2008	399,923	20,840	1,043,891
Granted	5,931	—	—
Granted in-lieu of dividends	5,541	179	15,156
Redeemed	—	(8,496)	—
Cancelled	—	—	(1,399)

Outstanding at December 31, 2008	411,395	12,523	1,057,648

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2008 was $17.6 million compared with the recorded liability of $16.2 million. The difference between the fair value and the recorded liability of $1.4 million will be recognized over the weighted average remaining service period of approximately 1.6 years.
For the three months and year ended December 31, 2008, compensation expense related to deferred, restricted and performance share units included a recovery in cost of sales and operating expenses of $3.0 million (2007 – expense of $4.5 million) and $5.4 million (2007 – expense of $13.1 million), respectively. This included a recovery of $6.2 million (2007 – expense of $2.5 million) and a recovery of $17.4 million (2007 – expense of $3.5 million) for the three months and year ended December 31, 2008, respectively, related to the effect of the change in the Company’s share price.
10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three months and year ended December 31, 2008 was $2.5 million (2007 — $1.6 million) and $8.1 million (2007 — $6.9 million), respectively.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

11.	Changes in non-cash working capital:

The change in cash flows related to changes in non-cash working capital for the three months and year ended December 31, 2008 were as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007
Decrease (increase) in non-cash working capital:
Receivables	$77,898	$(190,066)	$188,424	$(35,456)
Inventories	68,625	(163,339)	134,506	(67,377)
Prepaid expenses	16,260	3,333	4,049	3,158
Accounts payable and accrued liabilities	(70,190)	255,472	(230,651)	156,041

	92,593	(94,600)	96,328	56,366
Adjustments for items not having a cash effect	2,264	(1,296)	13,102	(5,430)

Changes in non-cash working capital having a cash effect	$94,857	$(95,896)	$109,430	$50,936

These changes relate to the following activities:
Operating	$84,377	$(107,923)	$82,532	$33,396
Investing	10,480	12,027	26,898	17,540

Changes in non-cash working capital	$94,857	$(95,896)	$109,430	$50,936

12.	Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

	Dec 31	Dec 31
	2008	2007
Liquidity:
Cash and cash equivalents	$328,430	$488,224
Undrawn Egypt limited recourse debt facilities	209,426	413,426
Undrawn credit facilities	250,000	250,000

Total Liquidity	$787,856	$1,151,650

Capitalization:
Unsecured notes	$346,700	$346,116
Limited recourse debt facilities, including current portion	440,603	251,153

Total debt	787,303	597,269
Non-controlling interest	108,728	41,258
Shareholders’ equity	1,281,900	1,335,354

Total capitalization	$2,177,931	$1,973,881
Total debt to capitalization[1]	36%	30%
Net debt to capitalization[2]	25%	7%

[1]	Total debt divided by total capitalization.

[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.
The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

12.	Capital disclosures (continued):

The undrawn credit facility in the amount of $250 million is provided by highly rated financial institutions, expires in mid-2010 and is subject to certain financial covenants including an EBITDA to interest coverage ratio and a debt to capitalization ratio as defined.

The credit ratings for our unsecured notes are as follows:

Standard & Poor’s Rating Services	BBB-	(stable)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(negative)
13.	Financial instruments:

Under CICA Section 3862 Financial Instruments — Disclosures, the Company is required to provide disclosures regarding its financial instruments. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held for trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held for trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Dec 31	Dec 31
	2008	2007
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$328,430	$488,224
Debt service reserve accounts included in other assets	18,149	16,329

Loans and receivables:
Receivables	207,419	401,843
Dorado Riquelme investment included in other assets (note 15)	42,123	—
GeoPark financing, including current portion	36,616	13,738

	$632,737	$920,134

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$235,369	$466,020
Long-term debt, including current portion	787,303	597,269
Capital lease obligation included in other long-term liabilities, including current portion	20,742	24,676

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	38,100	8,749
Derivative instruments	1,771	955

	$1,083,285	$1,097,669

At December 31, 2008, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and debt service reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

13.	Financial instruments (continued):

These interest rate swaps had outstanding notional amounts of $231 million as at December 31, 2008. Under the interest rate swap contracts the maximum notional amount during the term is $368 million. The notional amount increases over the period of expected draw-downs on the Egypt limited recourse debt and decreases over the expected repayment period. At December 31, 2008, these interest rate swap contracts had a negative fair value of $38.1 million (December 31, 2007 — negative $8.6 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At December 31, 2008, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 6.3 million euro in exchange for US dollars. These euro contracts have a nil fair value (December 31, 2007 – fair value of $0.1 million). Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

At December 31, 2008, the Company’s derivative financial instruments that have not been designated as cash flow hedges include forward exchange contracts to purchase $8.9 million New Zealand dollars at an average exchange rate of $0.7022 with a negative fair value of $1.1 million (December 31, 2007 – nil) which is recorded in payables and a floating-for-fixed interest rate swap contract with a negative fair value of $0.6 million (December 31, 2007 — $1.0 million) recorded in other long-term liabilities. For the three months ended December 31, 2008, the total change in fair value of these derivative financial instruments was an increase of $0.1 million, which has been recorded in earnings during the period.

14.	Financial risk management:
a)	Market risks

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity. The Company has also entered into long-term contracts with certain customers where prices are either fixed or linked to our costs plus a margin.
Natural gas price risk
Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

14.	Financial risk management (continued):
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.
The Company’s interest rate risk exposure is mainly related to long term debt obligations. Approximately two thirds of its debt obligations are subject to interest at fixed rates. We also seek to limit this risk through the use of interest rate swaps which allows us to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

Dec 31
Long-Term Debt	2008
Fixed interest rate debt:
Unsecured notes	$346,700
Atlas limited recourse debt facilities (63.1% proportionate share)	76,483

$423,183

Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$30,109
Egypt limited recourse debt facilities	320,574
Other limited recourse debt facilities	13,437

$364,120

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in Note 13. The notional amount increases over the period of expected drawdowns on the Egypt limited recourse debt and decreases over the expected repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for an average fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The net fair value of cash flow interest rate swaps was negative $38.1 million as at December 31, 2008. The change in fair value of the interest rate swaps assuming a 1% change in the interest rates along the yield curve would result in a change of approximately $15.5 million as of December 31, 2008.
For fixed interest rate debt, a 1% change in interest rates would result in a change in fair value of the debt of approximately $15.5 million. The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads. For variable interest rate debt, a 1% change in credit spreads would result in a change in fair value of the debt of approximately $13.5 million.
Foreign currency exchange rate risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy which provides a framework for foreign currency management, hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency.
Methanol is a global commodity chemical which is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in local currency. Accordingly, a portion of our revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, we are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue. We also purchase varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of our underlying operating costs and capital expenditures are incurred in other currencies. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

14.	Financial risk management (continued):
We have elected not to actively manage these exposures at this time except for our net exposure to euro revenues which we hedge through forward exchange contracts each quarter when the euro price for methanol is established.
As of December 31, 2008, we had a net working capital asset of $41.8 million in non-US dollar currencies. Each 1% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flow by $0.4 million.
b)	Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2008 the Company holds $328 million of cash and cash equivalents. In addition, the Company has an undrawn $250 million credit facility that expires in 2010 provided by highly rated financial institutions.

In addition to the above mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

c)	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of security provided declines. The Company has implemented a credit policy which includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. We employ a variety of risk mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Historically trade credit losses have been minimal. However, in the current economic environment the risk of trade credit losses has increased.
Cash and cash equivalents
In order to manage credit and liquidity risk we invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.
Derivative financial instruments
In order to manage credit risk, we only enter into derivative financial instruments with highly rated investment grade counterparties.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

15.	Dorado Riquelme investment:

On May 5, 2008, the Company signed an agreement with Empresa Nacional del Petroleo (ENAP), the Chilean state-owned oil and gas company to accelerate gas exploration and development in the Dorado Riquelme exploration block and supply new Chilean-sourced natural gas to the Company’s production facilities in Chile. Under the arrangement, the Company expects to contribute approximately $100 million in capital over the next two or three years and will have a 50% participation in the block. As of December 31, 2008, the amount contributed under the agreement was approximately $42 million, which has been recorded in other assets. The arrangement is subject to approval by the government of Chile and $33.5 million of the amount contributed has been placed in escrow until final approval is received. Additionally, the Company invested $8.6 million related to developmental and exploratory wells in the Dorado Riquelme block, which has been recorded in other assets.

16.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three months and years ended December 31, 2008 and 2007 are as follows:

	Three Months Ended		Years Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2008	2007	2008	2007
Net income (loss) in accordance with Canadian GAAP	$(3,063)	$171,697	$172,298	$375,667
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,911)	(1,911)
Stock-based compensation [b]	200	(44)	347	277
Uncertainty in income taxes [c]	1,154	(1,648)	(2,892)	(5,455)
Income tax effect of above adjustments [d]	167	167	669	669

Net income (loss) in accordance with U.S. GAAP	$(2,020)	$169,694	$168,511	$369,247

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$(0.02)	$1.72	$1.78	$3.63
Diluted net income (loss) per share	$(0.02)	$1.70	$1.78	$3.62

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

16.	United States Generally Accepted Accounting Principles (continued):

The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income for the three months and years ended December 31, 2008 and 2007 are as follows:

	Three Months Ended
	December 31, 2008			Dec 31, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$(3,063)	$1,043	$(2,020)	$169,694

Change in fair value of forward exchange contracts, net of tax	(35)	—	(35)	79
Change in fair value of interest rate swap, net of tax	(26,217)	—	(26,217)	(6,534)
Change related to pension, net of tax [e]	—	(3,858)	(3,858)	(1,018)

Comprehensive income (loss)	$(29,315)	$(2,815)	$(32,130)	$162,221

	Years Ended
	December 31, 2008			Dec 31, 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income	$172,298	$(3,787)	$168,511	$369,247

Change in fair value of forward exchange contracts, net of tax	9	—	9	(45)
Change in fair value of interest rate swap, net of tax	(31,372)	—	(31,372)	(8,610)
Change related to pension, net of tax [e]	—	(3,381)	(3,381)	(346)

Comprehensive income	$140,935	$(7,168)	$133,767	$360,246

a)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2007 — $0.5 million) and $1.9 million (2007 — $1.9 million) was recorded for the three months and year ended December 31, 2008, respectively.

b)	Stock-based compensation:

The Company has 22,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. In accordance with U.S. GAAP, a recovery to stock-based compensation of $0.2 million (2007 — $0.04 million expense) and $0.3 million (2007 — $0.3 million recovery) was recorded for the three months and year ended December 31, 2008, respectively.

c)	Accounting for uncertainty in income taxes:

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (FIN48). FIN 48 clarifies the accounting for income taxes recognized in a Company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes (SFAS 109). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, an income tax recovery of $1.2 million (2007 – $1.6 million expense) and an income tax expense of $2.9 million (2007 – $5.5 million expense) was recorded for the three months and year ended December 31, 2008, respectively.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

16.	United States Generally Accepted Accounting Principles (continued):
d)	Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2007 — $0.2 million) and $0.7 million (2007 — $0.7 million) was recorded for the three months and year ended December 31, 2008, respectively.

e)	Defined benefit pension plans:

Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, a decrease to other comprehensive income of $3.9 million (2007 – a reduction of $1.0 million) and $3.4 million (2007 – a reduction of $0.3 million) was recorded for the three months and year ended December 31, 2008, respectively.

f)	Interest in Atlas joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

Methanex Corporation
Quarterly History (unaudited)

	2008	Q4	Q3	Q2	Q1	2007	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	3,363	829	946	910	678	4,569	997	1,073	1,360	1,139
Purchased methanol	2,074	435	429	541	669	1,453	421	387	269	376
Commission sales[1]	617	134	172	168	143	590	195	168	89	138

	6,054	1,398	1,547	1,619	1,490	6,612	1,613	1,628	1,718	1,653

METHANOL PRODUCTION
(thousands of tonnes)

Chile	1,088	272	246	261	309	1,841	288	233	569	751
Titan, Trinidad	871	225	200	229	217	861	220	191	225	225
Atlas, Trinidad (63.1%)	1,134	269	284	288	293	982	278	290	234	180
New Zealand	570	200	126	124	120	435	75	122	120	118

	3,663	966	856	902	939	4,119	861	836	1,148	1,274

AVERAGE REALIZED METHANOL PRICE[2]

($/tonne)	424	321	413	412	545	375	514	270	286	444

($/gallon)	1.28	0.97	1.24	1.24	1.64	1.13	1.55	0.81	0.86	1.34

PER SHARE INFORMATION ($ per share)

Basic net income (loss)	$1.82	(0.03)	0.76	0.41	0.67	3.69	1.74	0.24	0.35	1.38
Diluted net income (loss)	$1.82	(0.03)	0.75	0.41	0.67	3.68	1.72	0.24	0.35	1.37

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2008 FOURTH QUARTER REPORT
QUARTERLY HISTORY	PAGE 30

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 28, 2009	By:	/s/ RANDY MILNER

		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary